Blugrass Energy Inc.
13465 Midway Road, Suite 114, LB 10
Dallas, TX 75244

December 8, 2011

Mr. David R. Humphrey, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561
Washington, D.C. 20549-7561

Re:	Blugrass Energy, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed November 16, 2010
File No. 000-54035

Form 10-KT for the Period Ended December 31, 2010
Filed May 16, 2011
File No. 000-54035

Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 16, 2011
File No. 000-54035

Dear Mr. Humphrey:

This letter is being submitted in response to the comments set forth in the October 25, 2011 letter from the Staff of the Division of Corporate Finance (the “Comment Letter”).  The responses to the Comment Letter appear below, in numerical order corresponding to the Staff’s comments.

Draft Form 10-K/A for the Fiscal Year Ended June 30, 2010, included in response letter dated September 30, 2011

General

Comment No. 1.
 Refer to our previous comment 3.  The Whitley Penn opinion appears to reference December 31, 2010 and the six-month period then ended, a date and period not presented in the Form 10-K for the year ended June 30, 2010.  Please include an opinion which cites only the periods presented in your financial statements.

Response:
The Company will include an opinion from Whitley Penn LLP which cites only the periods presented in our financial statements.

Note 6 – Convertible Promissory Notes, page F-12

Comment No. 2.
Refer to our previous comments 8 through 11.  Please provide to us the exact mathematical calculation of the $91,973 expense associated with the May 2010 conversion of the $150,000 note and the expense associated with the $50,000 note converted during the transition period ended December 31, 2010, and tell us how these calculations are in accordance with the intrinsic value method described in FASB ASC 470-20-30, or why you have used a different method.

Response:
The note holder converted $150,000 in May 2010 at $0.09 and the price at issuance was $0.235. The debt discount percentage was calculated to be 61% (1-$0.09/$0.235), giving a debt discount of $91,973 (61% of $150,000). Please note that these figures include some rounding.  During the issuance of the note there was not a discount factor noted in the agreement, therefore the debt discount was calculated at the time of conversion and the entry was to debit interest expense and credit additional paid in capital.

The note holder converted $50,000 during the transition period December 31, 2010 at $0.05 and the price at issuance was $0.11. The debt discount percentage was calculated to be 55% (1-$0.05/$0.11), giving a debt discount of $27,273 (55% of $50,000). Please note that these figures include some rounding.  During the issuance of the note there was not a discount factor noted in the agreement, therefore the debt discount was calculated at the time of conversion and the entry was to debit interest expense and credit additional paid in capital.

The effective conversion price -- based on the proceeds received and allocated to the convertible instruments -- was used to compute the value of the embedded beneficial conversion feature (“BCF”).

The following guidance in FASB ASC 470-20-30 was used when determining the BCF:

•	Allocated the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument on a relative fair value basis.

•
Applied the guidance beginning in paragraph 470-20-25-4: to the amount allocated to the convertible instrument. (a. Convertible instruments with beneficial conversion features that must be settled in stock)

•	Calculate an effective conversion price and use that effective conversion price to measure the intrinsic value, if any, of the embedded conversion option.

The BCF was not calculated at the commitment date because there was not a conversion price stated in the agreement. The conversion price could only be calculated at the conversion date, as noted above.

DRAFT Form 10-KT for the Period Ended December 31, 2010 included in response letter dated September 30, 2011

Comment No. 3.
Refer to our previous comment 4.  For clarity, in the first instance where you discuss the Soto lease in your Form 10-KT for the period ended December 31, 2010, please disclose that the property was previously referred to as the “Canyon Sands location.”  It appears that your disclosure on page 6 would be an appropriate place for such disclosure.

Response:
We will revise and amend the 10-KT to disclose on page 6 that the property was previously referred to as the “Canyon Sands location”.

Note 5 – Line of Credit, page F-9

Comment No. 4.
Please revise this disclosure to indicate the amount of accrued interest converted.  It appears from the dates provided in your disclosure that the stated $35,474 interest remained after conversion, as you represent that $35,474 in accrued interest was outstanding at December 31, 2010, after the conversion date of December 14, 2010.

Response:
We will revise Note 4. Note Payable to clarify the amount of accrued interest expensed upon conversion. In addition, we will accurately disclose the entire amount of interest that was converted.

Note 6 – Convertible Promissory Notes, page F-10

Comment No. 5.
Please review the total presented in the table here as of June 30, 2010.  It appears to be a typographical error.  The amount presented in the table in your response letter appears to be correct.  In this regard, we are referring to the table presented in your response to our prior comment 5, on page 4 of your response letter.

Response:
We will revise and amend the table in Note 6 to correct the typographical error as of June 30, 2010.

DRAFT Form 10-Q for the Quarterly Period Ended March 31, 2011 included in response letter dated September 30, 2011

Acquisitions and Dispositions, page 7

Comment No. 6.
Refer to your response to our prior comment 39.  We have reviewed your response.  However, we are not persuaded that, at the time of the transaction, the company did not meet the definition of a shell company for accounting purposes.  While Blugrass Energy had engaged in some developmental activities since its formation, at December 31, 2010 the company had no cash or other assets.  The company had not earned any revenue to date and, while it had invested in certain properties, these properties were fully impaired as of December 31, 2010.  We also do not agree with your conclusion that the disposition of the 2,800-acre oil and gas lease immediately prior to the transaction would not justify characterization of the remaining company as a shell.  We continue to believe that the merger transaction should be accounted for at historical cost in a manner similar to a reverse recapitalization.  In this regard, the working interest that you revalued did not change hands as a result of this transaction.  Instead, its prior owners received the largest portion of voting rights, took over management of the company and also received a promissory note for which payment will have to come from future operations of the company.  We continue to believe that historical cost is the more appropriate valuation methodology in these circumstances.  Please revise or advise.

Comment No. 7.
We note your response to our previous comments 39 and 40.  Please tell us how you considered Petro Grande in light of the February 23, 2011 transaction as a “predecessor” as defined in Item 405 Regulation C.  Specifically address the portion of Petro Grande assets or rights to use or profit from Petro Grande assets (for example, the Option discussed in acquired in your response to our previous comment 35) acquired as part of the transaction.  In this regard, please also address the fact that we consider a working interest in an oil and gas property to constitute a business for reporting purposes.  We may have further comments upon review of your response.

Response:
We agree with the assessment reflected in the Staff’s comments number six and seven. The Company has made appropriate changes in its September 30, 2011 Form 10-Q to reflect a reverse merger recapitalization at the February 23, 2011 transaction date.

The September 30, 2011 Form 10-Q now includes the following note to disclose the reverse merger recapitalization:

Reverse Merger

On February 23, 2011, the Company was acquired by Petro Grande, which contributed to the Company significant oil and gas lease covering acreage located in Crockett County, Texas, in exchange for 52,294,336 shares of the Company’s restricted common stock plus a promissory note in the amount of $3.5 million. On the closing date of the PG Transaction, a change in control of the Company occurred and the senior management and directors of Blugrass resigned and were replaced by Petro Grande’s management team. Although Blugrass is the surviving legal entity, the PG Transaction was treated as a reverse recapitalization as, prior to the PG Transaction, Blugrass was a public holding company with limited assets or operations and, upon completion of the PG Transaction, Petro Grande shareholders emerged with a controlling 77% interest in the Company.

The Forms 10-Q for the quarterly periods ending March 31, 2011 and June 30, 2011 will be similarly amended to reflect this change in accounting.

***

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call the undersigned at 972.404.9995.

Sincerely,

/s/ Abe Janz
President & CEO and Chief Accounting Officer

cc:	Amy Geddes, SEC, First Reviewer
Laurence K. Maguire, Financial Advisor, Maguire Consulting, LLC
Roger Crabb, Scheef & Stone, LLP
Michael Bodwell, Partner, Whitley Penn LLP
Ted Madsen, Partner, Madsen & Associates CPA’s, Inc.